                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2000

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  AEROQUIP-VICKERS SAVINGS AND PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation
                  1111 Superior Avenue
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              (Name of Plan)
                              AEROQUIP-VICKERS SAVINGS AND PROFIT SHARING PLAN

 Date: June 27, 2001          By:      Eaton Corporation Pension Administration
                              Committee

                              By:       /s/ S. J. Cook
                                       -----------------------
                                             (Signature)
                                  S. J. Cook
                                  Vice President-Human Resources
                                  Eaton Corporation

                Aeroquip Vickers Savings and Profit Sharing Plan

                 Financial Statements and Supplemental Schedules


           December 31, 2000 and 1999 and Year Ended December 31, 2000




                                    CONTENTS

Report of Independent Auditors............................................1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...........................2
Statement of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements.............................................4


SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(i)--Schedule of Assets Held for Investment
   Purposes at End of Year...............................................12
Schedule H, Line 4(j)--Schedule of Reportable Transactions...............13

                         Report of Independent Auditors

Administrative Committee
Aeroquip-Vickers
   Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Aeroquip-Vickers Savings and Profit Sharing Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Cleveland, Ohio
June 14, 2001

                                       /s/ Ernst & Young LLP

                Aeroquip-Vickers Savings and Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                             DECEMBER 31
                                                         2000          1999
                                                     ---------------------------
ASSETS
Investments:
   At fair value:
     Registered investment companies                $531,867,095    $590,607,034
     Eaton Common Shares                              32,264,209      11,745,772
     Cincinnati Milacron Stock                           164,004         626,602
     Participant notes receivable                     20,719,739      20,502,635
   At contract value:
     Investment contracts                            174,522,404     218,331,970
                                                    ------------    ------------
Total investments                                    759,537,451     841,814,013

Receivables:
   Contributions--Employer                          $ 19,676,014    $ 18,204,426
   Contributions--Participants                           124,880         138,383
   Fixed income fund units receivable, net                  --         2,043,703
   Stock dividend                                      5,216,122            --
                                                    ------------    ------------
Total receivables                                     25,017,016      20,386,512
                                                    ------------    ------------
Net assets available for benefits                   $784,554,467    $862,200,525
                                                    ============    ============




See accompanying notes.

                Aeroquip-Vickers Savings and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000


ADDITIONS
Investment income:
   Interest and dividends                                             51,968,739

Contributions
   Participants                                                       18,470,035
   Employer                                                           24,995,032
                                                                    ------------
                                                                      43,465,067

Other Additions                                                          189,934
                                                                    ------------
                                                                      95,623,740

DEDUCTIONS
Distributions to participants                                        108,628,110
Asset transfers                                                       29,175,083
Investment management fees                                                50,345
                                                                    ------------
                                                                     137,853,538

Net depreciation in fair value of investments                         35,416,260
                                                                    ------------
Net decrease                                                          77,646,058
Net assets available for benefits at beginning of year               862,200,525
                                                                    ------------
Net assets available for benefits at end of year                    $784,554,467
                                                                    ============


See accompanying notes.

                Aeroquip-Vickers Savings and Profit Sharing Plan

                          Notes to Financial Statements

                         December 31, 2000 and 1999 and
                          Year Ended December 31, 2000


A.     DESCRIPTION OF THE PLAN

The Aeroquip-Vickers Savings and Profit Sharing Plan (the "Plan") is a defined contribution plan. Eligible participants include all U. S. regular full-time salaried employees and non-bargaining hourly employees of Aeroquip-Vickers, Inc. ("Company") and its subsidiaries, Aeroquip Corporation ("Aeroquip") and Vickers, Incorporated ("Vickers"), on their ninety-first day of employment. Effective January 1, 2000 covered employees are eligible for participation in the Plan after one hour of service. Bargaining unit employees are eligible to participate only if the bargaining agreement permits participation. Interns are not eligible to participate in the Plan.

Participants may contribute to the Plan on a pretax basis by salary reduction up to 15 percent of their annual compensation (in increments of 1 percent) subject to an annual limit imposed by the Internal Revenue Service. Each participant individually directs his or her contributions and the Company's contributions into the investment funds offered by the Plan (in multiples of 1 percent), except for 25 percent of the Company's profit sharing contribution.

The contribution receivable amount primarily consists of the profit sharing contributions for the year. Profit sharing contributions to the Plan by the Company are based on the level of return on net assets of the Company. These contributions are paid to the Plan by the Company during the first quarter of the following year.

The Company matches 50% to 100% of participant contributions not exceeding 1% to 5% of the total compensation of the participant, depending on the location and contribution level of the participant.

A participant is entitled to the distributions provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

                Aeroquip-Vickers Savings and Profit Sharing Plan

A.     DESCRIPTION OF THE PLAN (CONTINUED)

Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive a distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or (ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500, the plan administrator will distribute the participant's entire interest in one lump sum payment.

Profit sharing and matching contributions and their earnings may be withdrawn prior to age 59-1/2 in an amount not to exceed the value of the pretax contributions account at December 31, 1993 and only after all after-tax contributions and their earnings have been withdrawn. Withdrawals of profit sharing allocations and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.

In December 1999, the Vickers Electronic Systems division ("the Division") was sold to Siemens Energy and Automation, Inc. ("Siemens"). On that date, all participants employed by the Division became ineligible to continue to participate in the Plan. In July 2000, net assets totaling $29,175,083, representing Plan assets associated with participants who were employed with the Division, were transferred from the Plan to benefit plans sponsored by Siemens.

In December 1995, the Company acquired the Electronic Systems Division ("ESD") of Cincinnati Milacron, Inc. The ESD employees' retirement funds were transferred into the Plan in March 1996, and such participants became eligible for participation in the Plan as of the date of transfer. Participants were given the option to retain their investment in the Cincinnati Milacron Stock Fund or to direct their funds into any options available within the Plan. The Cincinnati Milacron Stock Fund is invested in Cincinnati Milacron Common Stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. No contributions, rollovers, or transfers are permitted into the fund.

                Aeroquip-Vickers Savings and Profit Sharing Plan

A.     DESCRIPTION OF THE PLAN (CONTINUED)

The Eaton Common Shares Fund is invested in Eaton Corporation Common Stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. For each participant's 2000 profit-sharing contribution, 25% will be automatically invested in the Eaton Common Shares Fund until distribution to the participant or until the participant reaches age 55. Participants can also elect to have additional amounts over the Company's 25% profit sharing contribution invested in the Eaton Common Shares Fund.

Participants of the Plan have general purpose and home loans available. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balance or the total of his or her pretax, matching and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans are repaid to the Plan in equal installments through payroll deductions or direct payment over a period not to exceed five years for general purpose and twenty years for home loans. Interest is charged at the prime rate, plus 1 percent at the loan origination date.

Certain administrative costs are paid by the Plan Sponsor.

The Company reserves the right to amend, modify or terminate the Plan at any time.

Information concerning the Plan document, matching and profit-sharing contributions and vesting is contained in the summary plan description ("SPD") for the plan. Copies of the SPD are available from the Human Resource Services department of the Company.

B.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis of accounting.

                Aeroquip-Vickers Savings and Profit Sharing Plan

B.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

At December 31, 2000 the Eaton Corporation common shares are valued at the ex-dividend price to reflect the spin-off and stock dividend related to Axcelis Technologies, Inc. (see Note E).

Marketable securities are stated at aggregate fair value and are valued at the last sales price quoted by a national securities exchange on the last business day of the plan year. Mutual funds are stated at the net asset value on the last business day of the plan year. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts consist of fully benefit-responsive insurance company and bank investment contracts. These investment contracts are stated at contract value. These contracts pay a negotiated fixed or variable interest rate for a period of one to five years. At December 31, 2000 and 1999, the investment contracts had a weighted average crediting interest rate of 6.25%. The average yield on these contracts was 6.13% and 7.01% for the years ended December 31, 2000 and 1999, respectively. The contract value of these contracts approximates fair value.

Contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poor's or its equivalent and have a maximum average contract life of five years.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

                Aeroquip-Vickers Savings and Profit Sharing Plan

C.     INVESTMENTS

The fair value of individual investments that represent 5% or more of fair value of the Plan's net assets available for benefits are as follows:

                                                              DECEMBER 31
                                                      2000                1999
                                                ---------------------------------
Vanguard 500 Index Fund                          $141,444,965       $173,282,460
Vanguard Morgan Growth Fund                        63,264,709         74,220,860
Vanguard STAR Fund                                101,539,549        104,110,513
Vanguard Windsor II Fund                           67,860,353         80,286,198
Vanguard Prime Money Market                        73,834,009         61,818,109


During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

Common stock                                                       $  2,373,976
Registered investment companies                                     (37,790,236)
                                                                   ------------

                                                                   $(35,416,260)
                                                                   ============

                Aeroquip-Vickers Savings and Profit Sharing Plan

C.     INVESTMENTS (CONTINUED)

The Eaton Common Shares Fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                             DECEMBER 31
                                                       2000             1999
                                                   -----------------------------
Net assets:
   Eaton Corporation Common Shares                 $32,264,209       $11,745,772
   Stock Dividend Receivable                         5,216,122              --
   Contributions Receivable                          5,131,658         4,680,540
                                                   -----------       -----------
                                                   $42,611,989       $16,426,312
                                                   ===========       ===========

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                         2000
                                                                  --------------
Changes in net assets:
   Participant contributions                                       $    353,748
   Employer contributions                                             5,038,539
   Participant loan repayments                                          148,398
   Interest and dividends                                               712,860
   Interfund Transfers                                               19,116,595
   Net appreciation in fair value of investments                      2,398,597
   Distributions to participants                                     (1,412,829)
   Asset transfers to participant
     directed funds                                                    (170,231)
                                                                   ------------
NET CHANGES                                                        $ 26,185,677
                                                                   ============

                Aeroquip-Vickers Savings and Profit Sharing Plan

D.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 22, 1995, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investment in the special funds of the trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

On June 30, 2000, Eaton Corporation's (Eaton) semiconductor equipment operations were reorganized into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common stock shares. On December 29, 2000, Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off) which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001. As a result of the Axcelis spin-off, the Plan had a stock dividend receivable of $5,216,122 in Axcelis common stock at December 31, 2000.

                Aeroquip-Vickers Savings and Profit Sharing Plan

F.   TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

The Plan will establish an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend, and which shall be maintained as a fund under the Plan for a period expiring on or before December 31, 2002. Upon termination of the Axcelis Common Stock Fund, all Axcelis common stock held by the Plan shall be sold and invested in a money market fund. Distributions from the Axcelis Common Stock Fund shall be made in cash and cash and stock dividends on the Axcelis common stock shall be invested in a money market fund and Axcelis Common Stock Fund, respectively. Axcelis common stock received by the Plan shall be credited under the Plan to the account related to the Eaton common shares with respect to which the Axcelis common stock was received as a dividend. Participants are not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but are permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan.

                Aeroquip-Vickers Savings and Profit Sharing Plan

                          EIN 34-4288310 Plan Number 15

               Schedule H, Line 4(i)--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 2000

                                                               DESCRIPTION OF INVESTMENT
                                                       INCLUDING MATURITY DATE, RATE OF INTEREST,       CURRENT
    IDENTITY OF ISSUE, BORROWER OR SIMILAR PARTY           COLLATERAL, PAR OR MATURITY VALUE             VALUE
----------------------------------------------------------------------------------------------------------------------
SHARES OF REGISTERED INVESTMENT COMPANIES
   *Vanguard 500 Index Fund                                         1,160,717 shares                 $   141,444,965
   *Vanguard International Growth Fund                              1,362,360 shares                      25,707,741
   *Vanguard LifeStrategy Conservative Growth Fund                    467,423 shares                       6,871,123
   *Vanguard LifeStrategy Growth Fund                                 555,366 shares                      10,879,626
   *Vanguard LT Corporate Fund                                        738,654 shares                       6,241,630
   *Vanguard Morgan Growth Fund                                     3,704,023 shares                      63,264,709
   *Vanguard STAR Fund                                              5,701,266 shares                     101,539,549
   *Vanguard Treasury Money Market                                 34,223,390 shares                      34,223,390
   *Vanguard Windsor II Fund                                        2,494,866 shares                      67,860,353
   *Vanguard Prime Money Market Fund                               73,834,009 shares                      73,834,009
                                                                                                   -----------------
                                                                                                         531,867,095
COMPANY STOCK
   *Eaton Corporation Common Stock                                   498,492 shares                       32,264,209
   *Cincinnati Milacron Stock                                         10,210 shares                          164,004
                                                                                                   -----------------
                                                                                                          32,428,213
UNALLOCATED INSURANCE CONTRACTS
   American International Life Assurance 18293                       1/31/2002, 6.37%                      9,026,487
   American International Life Assurance 995                         3/31/2003, 6.21%                      9,407,748
   AIG Financial 205838                                              5/13/2002, 6.35%                     22,428,497
   Allstate Life Insurance 6080                                      2/14/2003, 6.10%                      3,588,540
   Allstate Life Insurance GA-6139                                  10/15/2003, 5.64%                     10,543,376
   CDC Financial Products 394-01                                     2/22/2004, 5.92%                      8,049,179
   CDC Financial Products 394-02                                     1/25/2004, 5.66%                     20,202,591
   CDC Financial Products 394-03                                     5/25/2004, 5.88%                      7,341,141
   Life of Virginia GS-3099                                          7/31/2001, 5.99%                      5,124,243
   Metropolitan Life 24790                                           4/30/2001, 6.74%                     18,649,078
   New York Life 30507                                              12/31/2001, 6.65%                     15,688,686
   Principal Life 4-18623-02                                         3/31/2002, 6.85%                      3,049,967
   Principal Life 4-18623-03                                         2/28/2001, 6.83%                      7,573,094
   Rabobank Nederland TRI119601                                      9/30/2001, 6.19%                      6,461,511
   Security Life of Denver 0120                                      9/30/2002, 6.14%                     21,108,937
   UBS Warbug 2303                                                   6/30/2002, 6.76%                      6,279,329
                                                                                                   -----------------
                                                                                                         174,522,404

*PARTICIPANT LOANs                                             7%-10% variable maturities                 20,719,739
                                                                                                   -----------------
Total Investments                                                                                  $     759,537,451
                                                                                                   =================

* Indicates party-in-interest to the Plan.

                Aeroquip-Vickers Savings and Profit Sharing Plan

                          EIN 34-4288310 Plan Number 15

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year Ended December 31, 2000


                                                                                                  CURRENT VALUE
                                                                                                     OF ASSET
     IDENTITY OF         DESCRIPTION OF         PURCHASE          SELLING           COST OF       ON TRANSACTION         NET
        ISSUE                 ASSET              PRICE             PRICE             ASSET             DATE             GAIN
--------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
Eaton Corporation*    Eaton Corporation     $    49,429,428                        $  49,429,428     $ 49,429,428
                         Common Stock                            $  26,093,397     $  25,693,021     $ 26,093,397       $   400,376



* Indicates Party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2000.